Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 11, 2012

VIA EDGAR

Michael R. Clampitt
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oro East Mining, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 1, 2012
File No. 333-177509

Dear Mr. Clampitt:

Pursuant to the staff’s comment letter dated March 12, 2012 we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on April 10, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
Please revise to include updated financial statements as of and for the period ended December 31, 2011. Refer to Article 8 of Regulation S-X. Also, file an updated consent from your independent accountants.

Company response:  The Company has updated its financial statements in accordance with Article 8 of Regulation S-X.

Michael R. Clampitt
April 11, 2012

Description of Business

Government Approvals and Recommendations, page 42

2.
We note your response to prior comment 17 in our letter dated February 9, 2012. However, you have not submitted any copies of documents supporting your belief that the scope of mining activities to which the moratorium applies is limited to open pit mining. Therefore, we partially reissue the comment.

Company response: The Company is submitting herewith a letter from its Philippines counsel, dated April 11, 2012, in response to this comment number 2.

Financial Statements

Note 1(a) - Organization and Business

3.
We note your response to prior comment 19 in our letter dated February 9, 2012.  However, you have not removed the statement “. . . to primarily meet the demands of the Chinese Government and companies for the mined minerals” from your financial statements, as indicated in your response. Refer to the second paragraph on page F-8.  Therefore, we reissue the comment.

Company response: The Company has updated its financial statements in accordance with Article 8 of Regulation S-X, and the financial statements do not contain the statement referencing the demands of the Chinese Government and companies for the mined minerals.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.
We note your response to prior comment 20 in our letter dated February 9, 2012. With respect to the sales made in reliance upon Rule 506 Regulation D, please tell us whether you filed a Form D with the Commission no later than 15 calendar days after the first date of sale as required by Rule 503 of Regulation D. If not, please provide us with your legal analysis as to why you believe that such filings were not required. Otherwise, remove any reference to Rule 506. Finally, provide us with any materials used to make sales or tell us what information was provided to potential purchasers.

Michael R. Clampitt
April 11, 2012

Company response:  The Company will file a Form D with respect to all offerings disclosed under Item 15 not later than April 12.  The Company confirms that the only materials and information used to make sales were the Company’s filings with the Commission.

Exhibits

5.
We note your response to prior comment 22 in our letter dated February 9, 2012.  However, we are unable to locate the updated legal opinion, as referenced in your response. In addition, we note that you have not revised the Exhibit table. Therefore, we reissue the comment.

Company response: The Company has filed an updated legal opinion as Exhibit 5.1 to the Form S-1.

6.
We note your response to prior comment 24 in our letter dated February 9, 2012, which states that you now do not believe that you have a license agreement with Greentech.  In light of your prior response dated January 30, 2012 to comment 60 in our letter dated November 22, 2011 and statements on your website to the contrary, please tell us the basis for such belief.

Company response: The Company believes that it does not have a license agreement with Greentech because it could not come to a final agreement for a license with Greentech.  The Company previously was mistaken that it did have such an agreement.  All references to Greentech have been removed from the Company’s website.

7.
Your response to prior comment 25 in our letter dated February 9, 2012 is not fully responsive to the comment. We are still unable to locate any documents relating to the Company’s fee simple claim to MPSA 320-2010-XI. Therefore, we partially reissue the comment.

Company response: The Company does not have a fee simple claim, and mistook a fee simple claim for the rights it has under the Mineral Production Sharing Agreement.  The Company has removed all references to a “fee simple” claim.  Please see pages 4, 35 and 42 of the S-1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

edguerrero
& Partners
Attorneys - at - Law

11 April 2012

Thomas E. Puzzo
Law Office of Thomas E. Puzzo, PLLC
3823 44th Ave., NE
Seattle, Washington 98105

Dear Mr Puzzo:

Please be advised that the Philippine Mining Act of 1995 and its Revised Implementing Rules and Regulations does not provide any prohibition on the use of the open-pit mining method in mineral exploration.

The term open-pit mining also known as opencast mining, open-cut mining and strip mining means a process of digging out rock or minerals from the earth by their elimination from an open pit or borrow. This method of mining is allowed since there are types of minerals which can only mined through open pit. It has also some advantages such as easier access to materials, easier to transport materials to the destination and less hazards in regards to mining in tunnels or underground.

It can be deduced from the following provisions of the Mining Act and its IRR that open pit mining is not prohibited. Thus, on the definition alone of "Exploration" it means searching or prospecting for mineral resources by geological, geochemical and/.or geophysical surveys, remote sensing, test PITTING. Also, "Mining Operations" means mining activities involving exploration, feasibility study, development and utilization. The contractor, its heirs or successors-in-interest shall likewise have the right to exclusively conduct mining operations (exploration, feasibility study, development and utilization) within the contract area with full rights of ingress and egress, the

3/flr. Avant Building, 48 Jupiter Street Bel-air, Makati City
Tel. No. 899-2380 Fax: 896-3876

cdguerrero & Partners
Attorneys - at - Law

right to occupy the same, all other rights provided for in the Act and the implementing rules and regulations and the obligation to fully comply with the terms and conditions of the Mineral Agreement.

The conduct of open pit is not disallowed under the Mining Act. On the contrary, the Mining Act effectively recognizes open pit mining as one of the modes of extracting natural resources. For instance, Sections 69 and 71 of the Mining Act provides measures intended to protect or rehabilitate mineral lands which are excavated, mined-out and tailings covered areas.

> "Section 69. Environmental Protection. - Every contractor shall undertake an environmental protection and enhancement program covering the period of the mineral agreement or permit. Such environmental program shall be incorporated in the work program which the contractor or permittee shall submit as an accompanying document to the application for a mineral agreement or permit. The work program shall include not only plans relative to mining operations but also to rehabilitation, regeneration, revegetation and reforestation of mineralized areas, slope stabilization of mined-out and tailings covered areas, aquaculture, watershed development and water conservation; and socioeconomic development."

> "Section 71. Rehabilitation - Contractors and permittees shall technically and biologically rehabilitate the excavated, mined-out, tailings covered and disturbed areas to the condition of environmental safety, as may be provided in the implementing rules and regulations of this Act. A mine rehabilitation fund shall be created, based on the contractor's approved work program, and shall be deposited as a trust fund

3/flr. Avant Building, 48 Jupiter Street Bel-air, Makati City
Tel. No. 899-2380 Fax: 896-3876

edguerrero
& Partners
Attorneys - at - Law

in a government depository bank and used for physical and social rehabilitation of areas and communities affected by mining activities and for research on the social, technical and preventive aspects of rehabilitation. Failure to fulfill the above obligation shall mean immediate suspension or closure of the mining activities of the contractor/permittee concerned."

As a matter of national policy, the DENR allows open pit mining. This is evident from the above provisions of the Mining Act as well as Section 167 of DENR Administrative Order No. 2010-21 which includes open pit mining as among the mining methods required to be rehabilitated at every stage of the mining operation, thus:

"Environmental Protection Objectives - The environmental protection objectives include the following:

a. Maintenance of sustainable environmental conditions at every stage of mining operations;

During every stage of mining operation, as well as after the termination stage thereof, all OPEN PIT work areas, underground work places, mine waste and tailings impoundment systems, quarry sites and other mining-disturbed landforms, including those disturbed exploration, shall be progressively rehabilitated to a condition prescribed in the ECC and/or EPEP."

Furthermore, the issue of whether open pit mining should be allowed as a matter of national policy concerns a technical matter as it inquires into open

3/flr. Avant Building, 48 Jupiter Street Bel-air, Makati City
Tel. No. 899-2380 Fax: 896-3876

edGuerrero
& Partners
Attorneys - at - Law

pit mining and its impacts, which is within the sole authority and competence of the DENR to determine. Considering that the DENR has determined, in its capacity as the agency of the national government tasked with the exploration, development, utilization and processing of natural resources, that open pit mining is an acceptable form of mining, LGUs, NGOs and other environmental groups cannot adopt measures that can supplant or negate the policies laid down by the DENR

We hope we have clarified the matter.

Very truly yours,

CLARENCE D. GUERRERO
Of the Firm